Exhibit (e)(20)

OFFER LETTER AMENDMENT

December 16, 2014

Patrick Vink

Etzelestrasse 20

8707 Uetikon am See

Switzerland

Dear Patrick,

This letter agreement amends the offer letter (the “Offer Letter”) delivered to you by Cubist Pharmaceuticals, Inc. (the “Company”) on November 18, 2014. Except as modified by this letter agreement, the Offer Letter shall remain in full force and effect; provided, that in the event that any provision in this letter agreement conflicts with the Offer Letter or any other agreement, policy, plan or arrangement between you and the Company, the terms of this letter agreement shall govern.

By signing this letter agreement, you agree and acknowledge that notwithstanding any other provision of the Offer Letter to the contrary, the paragraph of the Offer Letter titled “Equity Awards” is hereby modified to read in its entirety as follows:

“Equity Awards. You will receive long term incentive compensation awards with respect to shares of Cubist Pharmaceuticals, Inc. common stock having a total value equal to $3,000,000. Your awards will consist of (i) a grant on January 1, 2015 of restricted stock units (“RSUs”) with respect to shares that have a grant-date value equal to 25% of your total grant-date value (ii) a grant on [May/June] 15, 2015 of non-qualified stock options (the “Option”) that have a Black-Scholes value, determined as of [May/June] 15, 2015 equal to 50% of your total grant date value, and (iii) a grant on [May/June] 15, 2015 of performance restricted stock units (“PRSUs”) that have a grant-date value, determined as of [May/June] 15, 2015, equal to 25% of your total grant-date value; provided, however that in the case of (ii) and (iii) above, in the event of a consummation of a change in control prior to [May/June] 15, 2015, neither the Option nor the PRSUs shall be granted. The Option shall vest in equal quarterly installments over four years from the grant date, provided you remain continuously employed with us through each such vesting date. The RSUs shall vest annually on a pro rata basis over four years from the grant date, provided you remain continuously employed with us through each such vesting date. The PRSUs will cliff vest after three years, provide you remain continuously employed with us. The Option, RSUs and PRSUs shall contain other terms and conditions as established by the Compensation Committee of the Company’s Board of Directors. You will receive grant notices and other documents leading up to and following the vesting date, which will govern the terms and conditions of the Option, RSUs and PRSUs.”

Sincerely,

/s/ Leon Moulder
Leon Moulder
Compensation Committee, Chair

AGREED & ACKNOWLEDGED:

/s/ Patrick Vink
Patrick Vink

Date: December 16, 2014